UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of October, 2004

(Commission File No. 1-14228)

Cameco Corporation

(Translation of Registrant’s Name Into English)

2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                          .

TABLE OF CONTENTS

EXHIBIT INDEX
SIGNATURE
MATERIAL CHANGE REPORT

EXHIBIT INDEX

Exhibit No.	Description	Page No.

1.	Material Change dated October 29, 2004	4 - 5

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2004	Cameco Corporation

	By:	/s/ “Gary M.S. Chad” Gary M.S. Chad Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

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FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

     Cameco Corporation (“Cameco”)
     2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3

Item 2 – Date of Material Change

October 25, 2004

Item 3 – News Release

The English version and the French translation version of the press release relating to this material change were distributed and filed by Canadian Corporate News through their Canadian Timely Disclosure Pack and U.S. Timely Disclosure Pack on October 25, 2004

Item 4 – Summary of Material Change

On December 17, 2004, Cameco will redeem its $125 million (US) preferred securities that are currently trading on the New York Stock Exchange. Cameco plans to use short term debt to fund the redemption. In the fourth quarter of 2004, Cameco will recognize the unamortized portion of the preferred securities’ issue costs in earnings, resulting in a charge of $4 million (CDN) to net earnings.

Item 5 – Full Description of Material Change

Cameco announced that it plans to redeem its 8.75% preferred securities that are trading on the New York Stock Exchange under the symbol CCJPR. The $125 million (US) of preferred securities due in 2047 were issued under a trust indenture between Cameco and JP Morgan Chase Bank dated October 14, 1998.

Cameco will redeem in full the preferred securities on December 17, 2004 and the securities will no longer trade on the stock exchange. Principal of $25 (US) per unit plus accrued and unpaid interest will be paid on that date. A notice of redemption will be issued pursuant to the terms of the indenture. Cameco plans to use short-term debt to fund the redemption.

In the fourth quarter of 2004, Cameco will recognize the unamortized portion of the preferred securities’ issue costs in earnings, resulting in a charge of $4 million (CDN) to net earnings.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

     Not applicable.

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Item 7 – Omitted Information

     Not applicable.

Item 8 – Executive Officer

     Gary M.S. Chad
     Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary
     Cameco Corporation
     (306) 956-6303

Item 9 – Date of Report

     October 29, 2004

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